Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of April 2005
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Katsumi Ihara
                                                 (Signature)

                                             Katsumi Ihara
                                             Executive Deputy President,
                                             Group Chief Strategy Officer and
                                             Chief Financial Officer

Date: April 27, 2005

List of materials

Documents attached hereto:


i) Press Release announcing Stock Options (Stock Acquisition Rights)



                                                               April 26, 2005
                                                                   No. 05-022E

Stock Options (Stock Acquisition Rights)

Sony Corporation (the "Corporation") resolved at a meeting of its Board of Directors today to propose an agenda asking for authorization to issue the stock acquisition rights to subscribe for shares of common stock of the Corporation outlined below, for the purpose of granting stock options, pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan. The proposal will be made at its 88th ordinary general meeting of shareholders to be held on June 22, 2005.

1. Reason for Issue of Stock Acquisition Rights to Persons Other Than Shareholders without Any Consideration

   The Corporation will issue the stock acquisition rights (the "Stock Acquisition Rights") to subscribe for shares of common stock of the Corporation ("Common Stock") to directors, corporate executive officers and employees of the Corporation and its subsidiaries without any consideration therefor pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan upon the terms outlined below for the purposes of giving directors, corporate executive officers and employees of the Corporation and its subsidiaries an incentive to contribute towards the improvement of the business performance of the Corporation and its group companies (the "Group") and thereby improving such business performance of the Group, by making the economic interest which such directors, corporate executive officers or employees will receive correspond to the business performance of the Corporation.

2. Terms of Issue of Stock Acquisition Rights

(1) Persons to Whom Stock Acquisition Rights Will be Allocated

    Directors, corporate executive officers and employees of the Corporation and its subsidiaries.

(2) Aggregate number of Stock Acquisition Rights

    Not exceeding 27,500.

(3) Class and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights

    Not exceeding 2,750,000 shares of Common Stock.

    The number of shares to be issued or transferred upon exercise of each Stock Acquisition Right (the "Number of Granted Shares") shall be 100 shares of Common Stock.

    However, in the case that the Number of Granted Shares is adjusted pursuant to (4) below, the number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights shall be adjusted to the number obtained by multiplying the Number of Granted Shares after adjustment by the aggregate number of the Stock Acquisition Rights.

(4) Adjustment of Number of Granted Shares

    In the case that the Corporation splits or consolidates the shares of Common Stock, the Number of Granted Shares shall be adjusted in accordance with the following formula.

      Number of               Number of               Ratio of split
      Granted Shares     =    Granted Shares     x    or consolidation
      after adjustment        before adjustment

    An adjustment above shall be made only with respect to the Number of Granted Shares for the Stock Acquisition Rights which have not been exercised at the time of the adjustment. Any fraction less than one (1) share resulting from the adjustment shall be disregarded.

(5) Issue Price of Stock Acquisition Rights

    The Stock Acquisition Rights are issued without the payment to the Corporation of any consideration.

(6) Amount to be Paid In per Share to be Issued or Transferred upon Exercise of Stock Acquisition Rights

    The amount to be paid in per share to be issued or transferred upon exercise of the Stock Acquisition Right (the "Exercise Price") shall be initially as follows.

    1) Stock Acquisition Rights with Exercise Price Denominated in Yen

       The Exercise Price shall be initially the average of the closing prices of Common Stock in the regular trading thereof on the Tokyo Stock Exchange(each the "Closing Price") for the ten (10) consecutive trading days(excluding days on which there is no Closing Price) immediately prior to the issue date of the Stock Acquisition Rights (any fraction less than one (1)yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen); provided, however, that if such calculated price is lower than any of (i) the average of the Closing Prices for the thirty (30)consecutive trading days (excluding days on which there is no Closing Price)commencing forty-five (45) trading days immediately before the day that is immediately after the issue date of the Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen), (ii) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the date on which the Corporation fixes the Exercise Price (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen), or (iii) the Closing Price on the issue date of the Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the highest price of (i), (ii) and (iii) above.

    2) Stock Acquisition Rights with Exercise Price Denominated in U.S. Dollars

       The Exercise Price shall be initially the U.S. dollar amount obtained by dividing the average of the Closing Prices for the ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the issue date of such Stock Acquisition Rights (hereinafter referred to as the "Reference Yen Price") by the average of the exchange rate quotations by a leading commercial bank in Tokyo for selling spot U.S. dollars by telegraphic transfer against yen for such ten 10) consecutive trading days (the "Reference Exchange Rate") (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1) cent); provided, however, that if the Reference Yen Price is lower than any of (a) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the day that is immediately after the issue date of the Stock Acquisition Rights, (b) the average of the Closing Prices for the thirty (30) consecutive days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the date (being the issue date of the Stock Acquisition Rights) on which the Corporation fixes the Exercise Price, or
       (c) the Closing Price on the issue date of the Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the U.S. dollar amount obtained by dividing the highest among (a), (b) and (c) above by the Reference Exchange Rate (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1) cent).

(7) Adjustment of Exercise Price

    In the case that the Corporation splits or consolidates the shares of Common Stock after the issue date of the Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen or one (1) cent resulting from the adjustment shall be rounded up to the nearest one (1) yen or one (1) cent.

    Exercise Price         Exercise Price                        1
                       =                      x  -------------------------------
    after adjustment       before adjustment     Ratio of split or consolidation


    In addition, in the case of a merger with any other company, corporate split or capital reduction of the Corporation, or in any other case similar thereto where an adjustment of Exercise Price shall be required, in each case after the issue date of the Stock Acquisition Rights, the Exercise Price shall be appropriately adjusted to the extent reasonable.

(8) Period during Which Stock Acquisition Rights may be Exercised

    The period during which the Stock Acquisition Rights may be exercised will be sometime within the period from the issue date of the Stock Acquisition Rights to the day on which ten (10) years have passed from such issue date, which will be determined by the Board of Directors of the Corporation or the Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors of the Corporation.

(9) Conditions for Exercise of Stock Acquisition Rights

    1) Each Stock Acquisition Right may not be exercised in part.

    2) Other conditions for exercise shall be determined by the Board of Directors of the Corporation or the Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors of the Corporation.

(10) Mandatory Cancellation of Stock Acquisition Rights

     Not applicable.

(11) Restriction on Transfer of Stock Acquisition Rights

     The Stock Acquisition Rights are non-transferable, unless such transfer is expressly approved by the Board of Directors of the Corporation.


Note: The issue of the stock acquisition rights mentioned above is subject to the approval by shareholders on issues of the Common Stock Acquisition Rights to be obtained at the Corporation's 88th ordinary general meeting of shareholders scheduled for June 22, 2005. In addition, respective issues of the stock acquisition rights are further subject to the resolutions of the Board of Directors or the determination by the Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors on the specific terms and conditions of such issues.